NXT ANNOUNCES COMMENCEMENT OF CDN. $1.5 MILLION SFD SURVEY AND CONTRACTS UPDATE

Calgary, Alberta, Canada
Friday, February 15, 2008

Energy Exploration Technologies Inc. (“NXT” or “the Company”)

“SFD” – TSX-V

“ENXTF” – NASDAQ OTCBB

“EFW” – Frankfurt Exchange

NXT is pleased to announce the commencement of a Cdn. $1.5 million SFD survey and to provide an update on certain previously announced contracts.

NXT has commenced operations on a Cdn. $1.5 million SFD survey in Western Canada for Black Goose Holdings Inc.  The survey is scheduled to be completed and revenue recognized in the first quarter of 2008.  This survey is a continuation of the Cdn. $9.0 million contract announced in August 2007 for which a $2,700,000 non-refundable deposit was received.  Under this contract Cdn. $1,844,000 of survey services were completed and revenue recognized in the fourth quarter of 2007 and NXT anticipates that surveys for the balance of the contracted amount will commence in 2008.

Angus Jenkins, President Black Goose Holdings stated, “By utilizing SFD surveys we’re acquiring highly prospective and subsequently seismically confirmed land positions in Western Canada at a substantial reduction in time and money than if we followed conventional industry practices.”

In addition the Cdn. $1,000,000 survey for another client announced in November 2007 was completed and revenue recognized in December 2007.

NXT is in the business of providing wide-area airborne exploration services to the oil and gas industry.  The Company utilizes its proprietary SFD Survey System to offer its clients a unique service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins with no environmental impact.  The value of the service is providing clients with an efficient, cost effective method of surveying large tracts of land and delivering an inventory of SFD prospects with high potential.

Additional information about NXT and the SFD technology is available on the Company’s website.

For more information contact:
Ken Rogers, VP Finance and CFO
Energy Exploration Technologies Inc.
505 — 3rd Street, S.W., Suite 1400
Calgary, Alberta, Canada T2P 3E6
Tel: (403) 264-7020
Fax: (403) 264-6442
info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

Neither the NASDAQ OTCBB nor the TSX Venture exchanges have approved or disapproved the content of this news release  and do not accept responsibility for the adequacy or accuracy of this news release.